Tom Freston, Viacom Inc. Co-President, Co-Chief Operating Officer
Presentation Transcript
Goldman Sachs Global Investment Research Communacopia XIV Conference Event Date/Time: September 21 2005, 10:25am E.S.T.

               Filed by: Viacom Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-09533
               Subject Company:  Viacom Inc.


This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC when they become available, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov.

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 Anthony Noto  - Goldman Sachs - Analyst

Great. We're going to go ahead and get started. I would like to now introduce our next company, Viacom and Tom Freston, Co-President and Chief Operating Officer. As we noted earlier, Viacom's Board of Directors having unanimously approved the creation of two separate publicly traded companies. Upon separation, Mr. Freston will become CEO of the new company that will retain the Viacom name and will be comprised of MTV Networks, BET, Paramount Pictures, Paramount Home Entertainment and Famous Music. The new Viacom will focus on using its free cash flow for organic growth, supplemented by complementary acquisitions in high growth areas, particularly in the digital and interactive space, as well as return value to stockholders through a significant share repurchase program.

Notably, Cable Networks have provided an exceptional growth for Viacom with double-digit EBITDA growth while contributing 80 plus percent of the Company's overall EBITDA growth for the combined Viacom entity since 2003. Beyond the continued success of MTV Networks the Company's increased investment in newer networks such as Spike and LOGO should allow Viacom to continue its strong cable network growth. We also note that Viacom's increased investment in content, something we focused on previously, has led to Paramount Pictures' most successful summer season in several years. It has been led by the strong box office successes of "War of the Worlds" and "The Longest Yard". And its new management team including Brad Grey and Gail Berman are poised to continue the turnaround at the Studio.

Tom is Co-President and Co-Chief Operating Officer and was named in June 2004; previous to his appointment at Viacom Tom was Chairman and CEO of the MTV Networks, a position he has held since 1987. With that, please join me in welcoming Tom.


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 Anthony Noto  - Goldman Sachs - Analyst

Tom, since we are entering a new era for Viacom, I thought we would start with an overarching question and just really focus on what are your top strategic priorities in the post split year similar to (inaudible)

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, we're about to start a very exciting new Company, hopefully in January. And I say this is a vision for our new Company is very simple, it is to be a premier growth entertainment company. That's, that's global, that's multiplatform on all platforms that we see our consumers using. And is - excuse me one second -- yes, it is a fully integrated company so it isn't just a group of disparate assets like we've had with Viacom. And the Company will be kind of centered around the brands that we have and the demographics that we serve. We're going to operate very simply on three platforms: television, film, and digital interactive and the focus will be on content creation. The strategy is very simple to create content that is great, that works, that is on all existing distribution platforms and emerging ones.

Now the priorities for the Company are: one, is to evolve and strengthen the brands that we have; two, is to introduce new brands into the marketplace; the third one is to really aggressively move into the digital interactive space and extend the positions that we have demographically in those areas; a fourth position is to revive Paramount Pictures; and lastly is to be global in everything that we do in every business that we have we want to approach that with a global orientation. We have metrics for earnings per share, return on invested capital that we like to see improve over time, and that's basically the game plan for the new Company.

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 Anthony Noto  - Goldman Sachs - Analyst

I want to come back to those five priorities that you mentioned. Could you share with us the growth profile of the Viacom post split and the key drivers and also you mentioned ROIC, what would be the target of return for this Company?

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 Tom Freston  - Viacom - Co-President, Co-COO

Okay, well the growth, the profile pretty much is sustainable double-digit growth on revenue, earnings per share and free cash flow. That is what we intend to achieve. We think that is very achievable. We think there is a lot of things that drive that and make that possible for us. For one, we see a continued flow of of money moving into the advertising and the cable marketplace. From broadcast and from elsewhere we see that continuing into the future. A second growth driver we have is basically the hit machine I think we've created. We've got a consumer obsessed, terrific program development model that has led to most of our networks being really at all-time ratings highs, including MTV which is at an all-time ratings high and it is in the 24th year of its existence. All of that activity increases ratings, which obviously allows us to take more and more of the cable marketplace in terms of ad share. We currently take over $0.25 cents of every dollar that is spent on cable. A third growth driver is the kind of worldwide solid distribution deals we have with virtually every distributor worldwide that gives us not only guaranteed carriage but also gives us sort of guaranteed rate increases over time.

A really unique growth driver for us and a very significant one is our activity in the international marketplace. We are easily the leader internationally. We run 111 networks worldwide behind the various brands that we have. We operate in about 160 countries in front of about 430 million households. These are markets that in many cases are undeveloped vis-a-vis the United States. It is a profitable business for us and the fastest-growing part of our portfolio.

Our multiplatform approach which is basically keeping the brands we have or creating new brands and following our audiences wherever they are, which means for us its very great opportunities in wireless and in broadband where we've got networks like MTV Overdrive we've recently created that really takes advantage and levers our place as really professional video production operations. We have a business in terms of launching new brands; we just launched LOGO which is a gay and lesbian network advertising supported. We launched it in June. We surpassed our subscriber goals of 12 million, we are now at 18 million subscribers growing quickly. Original programming is going to hit the slate beginning next month.

We have digital extensions of brands that we have which is a real important part of our particularly domestic portfolio. MTV has five screens here with MTV U, MTV 2, MTV Hits and so forth. We also have I think a very great growth profile with Paramount Pictures, which has been in the last several years sort of at the bottom of the heap in Hollywood. Our bottom line is about one-third of what it was five years ago. So just sort of bringing it back to where it was would be a significant growth story in and of itself.

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 Anthony Noto  - Goldman Sachs - Analyst

One of the things that you had mentioned as part of the focus of the Company is acquisitions. And I was wondering if you could talk about size of acquisitions you would consider and types of assets you would like to add. And specifically if you can comment on some of the Internet properties that have been bought by some of your competitors and some of the other larger Internet companies -- if you're interested and why they didn't make sense.

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 Tom Freston  - Viacom - Co-President, Co-COO

Okay, well we're not really looking to make any big acquisitions. It is not as if I look at this Company and say there is some huge missing piece here. We're not going to go out and buy some -- make some billion, multi-billion dollar acquisition. But we're literally looking at things that are sort of more in the tuck-in variety or things that really relate to our core businesses or strengthen our core demographic positions in those markets where we currently have a strength. And basically the areas we're looking at would be in the digital space and in cable networks. If we can find things that work for us, we apply to that financial filters kind of strictly. We look at return on invested capital. Discounted cash flow, those are metrics we use. We, there has been a couple of MySpace and IGN, have been two properties that we did bid on. We did not end up getting these properties, and we did not think that -- we couldn't really make it work through our financial metrics to be honest with you. We're trying to create shareholder value when we spend this money, and we didn't think that the prices at which those two properties traded we would really be doing that.

An example where we did do that I think is with the acquisition of Neopets last spring, which is the leading kids destination online. We got that for I think a very good price. It's a very good fit into our portfolio because if I put together with Nick.com, we have control over the majority of GRPs essentially against the kids marketplace online which replicates the position we've got with kids on television with Nickelodeon. So we've got a lot of -- we're looking at a lot of properties right now, and that's a really a place of really acute interest. But I would stress that small tuck-in type acquisitions, not big, not big multi-billion dollar plays.

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 Anthony Noto  - Goldman Sachs - Analyst

You should seriously believe that its important to have one location with the aggregation of all of your online and digital content, whether it is mobile or MTV Overdrive or Neopets and Nickelodeon? Do you need to have that sort of everyone hates the word portal, but it is the only word I can think of.

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, that's the word. I think it isn't really the same for every company. And for some companies that's a great strategy. I mean you look at Yahoo, certainly. MSN, the big portals, that's what they are. Our Company has been sort of built around a brand philosophy, and we have what we call the multiplatform strategy where the brands at the center. There's not a lot of audience overlap between a lot of these brands. So we tend to look at -- you come into each brand separately and under each brand there will be a different types of functionality, different places of interest. We would want to add to that. But it's pretty much done by demographic, not a single company portal.

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 Anthony Noto  - Goldman Sachs - Analyst

When you think about the opportunity to add incremental revenue to to the business from digital and when I say digital I mean interactive, online, mobile but also trading contents. I think MTV right now is producing Yahoo's IMU reality online show. And so I put that into that bucket as well. Over the next three years can, can Viacom generate $500 million in revenue, how big is the opportunity that you have given a mandate to the company? Can you get to $500 million of revenue in the next three years from all of those digital activities, producing content online, driving transactions to advertising yourself online, people consuming your products on mobile devices?

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 Tom Freston  - Viacom - Co-President, Co-COO

Um, yeah, easily; I believe we can easily do that. We currently make over 100, well over $100 million worldwide now just in the wireless space. And we've got probably 50 wireless deals outside the United States with all major distributors. I look at 2006 as really the year of video with the advent of 3G phones, and I think we'll have probably the largest global footprint of any content provider sort of in the, in the wireless digital space. But we've seen this is currently the area of greatest growth right now in our Company. It is the area of greatest focus. Our audience is particularly kids, teens, young adults spend a lot of time there. We've launched MTV Overdrive back in April, and already get CPMs that are three to four times what we get on television. There is a long line of advertisers have already signed up. We've been able to pretty much double our growth almost every month with that service. And the target you talk about, I think easily achievable.

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 Anthony Noto  - Goldman Sachs - Analyst

Getting back to your existing cable network assets, Les was up here earlier when we talked about Verizon and SBC needing and wanting to launch the television product; they need your cable networks to do so. As you negotiate with them for the affiliate fees, do you think you'll be able to obtain the same level of affiliate fees that you get for MTV, that you get for Spike from a telco as you have from the major cable MSOs, given that your negotiating -- making so to speak, not with CBS but by yourself?

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, yes, we're in very advanced stages of negotiations with both of those companies. I really believe -- we've got 26 networks in the United States, and we've never been dropped by anybody. And we have what is in many cases almost must carry content for certain demographics. So I feel fine about negotiating without having CBS backing me up, and I, I believe that the deals we will strike with the telcos will not be not only broad probably encompassing all 26 of our networks, because they want to put an offering in place that they feel is superior to cable and satellite. So they are really coming to us and saying we will take everything, and the rates that we get are very nice addition; I can't really get into what they are, but these are people who'd normally have a volume discount at the moment because they don't have any customers. So we are starting off with the rate structure I think that is very favorable and might be incremental to us.

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 Anthony Noto  - Goldman Sachs - Analyst

In the near-term that would appear to be incremental somewhat because of paying for the the content before they actually get the subscribers. So over time if they start to cannibalize the cable and the satellite subscribers are going to lose in one bucket and gain it in another. So similar to the timing benefit, over the longer-term is there other content that you will be able to leverage to give them exclusively and make the pie bigger?

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, I don't know about giving exclusive content. That's something we really haven't done in the past. I will just say that the more distributors -- the way I look at it the more distributors that are in there the more intense the competition is, the more they want to carry everything that the other guy hasn't and put a superior offering in place. And that bodes well not just for us but for anybody who is in the contents business and is a distributor. So when we saw satellite come in, clearly they grew the size of the entire pie, not just taking subscribers from cable. And we were the beneficiary of that as was everybody else, and I think that is something we will see happen again. Yes, people will migrate to a telco package but probably the overall penetration in this country will increase.

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 Anthony Noto  - Goldman Sachs - Analyst

Focusing on the current business trends within cable networks the upfront for cable networks was reported in the press as being somewhat challenging or below expectations in terms of the amount of inventory that was sold at the price that cable networks wanted to sell. (indiscernible) comment on more recent scatter trends for cable network advertising.

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, we had the third quarter with -- the second quarter, I should say, was - no, I'll move right to the third quarter. We had a very good scatter market, solid double digits. It was better than the activity we saw in the second quarter. And the fourth quarter scatter market looks solid right now. It's premature to make a full declaration. I will say something we've seen for probably the last five quarters is the buying pattern is one in which advertisers are buying later in the cycle. But they do show up. They do spend money, and year to year these are good increases for us. So I feel good about our prospects for the balance of this year.

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 Anthony Noto  - Goldman Sachs - Analyst

As you think about the sustainability of the growth within the cable network package overall, one component is the advertising component. We talked a little bit about affiliate fees and a strategic level and what (indiscernible) the telcos. As you separate into another company does your exact growth and affiliate fees are going to be a lot more important to the overall growth of the Company. And so if I think about what is the most critical driver of your growth, that's going to have visibility versus being driven by the cyclical environment or be it your affiliate fees for your new business. What type of affiliate fees growth do you really see for the overall business over the next three years?

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, it's in the mid to high single digits in terms of - I mean, two things really happen here. We have built-in rate increases that are mid to high single digits basically on all the deals that we do, not only here but throughout the rest of the world. But the other thing that drives it is volume increases. I mean, w've added hundreds of millions of subscriber units with our digital services. So we see the benefit of a lot of VH1 Classic or Noggin or MTV2 as these things get further and further distributed as Digital continues to roll out. We see a volume increase on top of the rate increase which puts us pretty much in the projectable high single digits for affiliate fee growth, solid high single digits.

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 Anthony Noto  - Goldman Sachs - Analyst

Could you comment specifically within cable networks the comment specifically on MTV Overdrive performance? I know that has been a big technology investment and what are you seeing in terms of users and also the ability to.monetize it.

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, it's really exciting. We have put in place -- first of all MTV Overdrive is sort of a hybrid broadband network where you can -- it is all short form video that you can either get on a stream basis or download on demand. And Forrester in fact just a week ago released a study rating it at 94 out of 100 in terms of excellence. It is sort of a state-of-the-art now for people in the television business who want to have a broadband service that's seen as a very high-level success. We launched it in April without a lot of fanfare. We've since launched by the way similar services for Nickelodeon; one called Turbo Nick, one for VH1 called VSpot. We have them for Comedy Central, MTV U and many other services like this. We will be launching, but take video advertising in 15 second units, we have CPMs as I said earlier, three to four times what we get on television. Our -- the amount of streams is -- we just did -- we've already done since the video music awards which ran on the 28th of August -- we've had 13 million streams of programming that you were able to pick from just from that particular show. Which really kind of -- I think we had 20 million in the month of August, almost 20 million users. And we've been able to almost grow the audience by multiples every month so we're really excited about this form of the business and are looking for various offshoots so we can essentially create more inventory in this world.

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 Anthony Noto  - Goldman Sachs - Analyst

I was surprised by the CPMs of three to four times television advertising. That is pretty impressive. If you're doing $100 million in mobile revenue online, what is the magnitude of the revenue doing just on online advertising sales?

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 Tom Freston  - Viacom - Co-President, Co-COO

It is right now in the United States it's a, it's a probably under $100 million, it is 75 to $100 million this year but growing very rapidly. This is a year where we see, we've seen -- we've seen it growing from a small base rapidly, but this year increase in the rate of growth.

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 Anthony Noto  - Goldman Sachs - Analyst

Within programming MTV how will you cope with the departure of "Newlyweds" and "The Osbornes," particularly in light of such new shows as Cameron Diaz, "Trippin'" and "Meet the Barkers" is not doing as well?

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 Tom Freston  - Viacom - Co-President, Co-COO

We put a lot of shows on the air. And those two shows went off the air in March. So the second and third quarters have been the highest rated quarters in the history of MTV so clearly we didn't miss those shows. They were very good for us at the time. On MTV you can have a show that might go like "The Real World," which is in its 16th season. And by the way the 16th season which was based in Austin, Texas was the highest rated of all 16 of them. But that is more the exception to the rule. Usually things just -- we don't expect things to have a huge shelf life on MTV; we keep putting things out there. We have "Laguna Beach" out there now, "My Sweet Little 16", "The 70s House", which took a bunch of young people and put them in a house when they had to live with only the accoutrements of what happened in the '70s, no cell phones, no Internet, no remote controls on the television set, shag carpets, ugly furniture and bad music. And take that as a realty show, it did fantastic. So we got four or five shows that regularly are in the top 10 now in terms of series for 18 to 34-year-olds; so, and the philosophy at MTV is constant experimentation, constant pushing the needle.

We do put shows on like the Cameron Diaz show for "Trippin'", we knew it wasn't going to be a big rating success. But we thought from a social net basis that it was about a pro-environment show essentially. We thought in terms of sort of the pro-social part of things we do and the image part of things we do it made a lot of sense. We just ran a big telethon for the -- across all of our networks for the Hurricane Katrina victims. So again, not really put on the air for a big ratings but serves our purpose in many many ways. We have got 24 hours to deal with 7 days a week, you're in a much different position from say NBC or CBS that have 21 hours where they want to optimize every particular half hour. But I mean I just think it is a great achievement, and it's really a reflection of the kind of people we have working not only in MTV but our other networks. Almost everyone is at an all times rating high after being in businesses for this period of time. They're almost getting regularly better at what they do.

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 Anthony Noto  - Goldman Sachs - Analyst

Obviously a successful story -- MTV that sounds like they continue to be very strong. Spike TV very good distribution but not necessarily the best returns against that distribution. I know there has been programming changes and repositions over the last three years. Can you give us an update on the trend on Spike TV since it switched positioning and you've increased some investment behind it?

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, Spike TV first channel for men. It is great position; nobody had it. We currently are the fastest-growing network for men 18 to 49 and people 18 to 49 in prime time. It is doing extremely well. It is under the leadership of Doug Herzog who has run Comedy Central, has run USA Networks in the past as a longtime MTV veteran. We are putting a lot of money into program development there and have really great aspirations where it can be. And many times it beats ESPN in terms of male delivery. It is a network with a much better cost structure. I will just say that if you look at Spike and then look at the other services we have sort of on the adult demo, the 18 to 49 demo, Comedy Central, VH1, CMT, Nick at Night, all of these are much less developed in terms of the kind of advertising they pull in relative to their competition versus say MTV or Nickelodeon. And that is an area where we see really as a major growth lever going forward because they are more undeveloped brands. They got more upside. And I think great futures ahead of them.

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 Anthony Noto  - Goldman Sachs - Analyst

You had mentioned in your opening remarks an opportunity to launch new brands. And you launched LOGO and it is obviously exceeding or meeting and exceeding your expectations. What brands do you think can be created where the consumers needs aren't being well met in cable networks? Programming?

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 Tom Freston  - Viacom - Co-President, Co-COO

Oh, you mean what great ideas haven't been taken? Most of the great ideas are gone. It's not like there is some single great idea that is working. A lot of these things work more on the margins. We are in the process of launching four services of what we call MTV World. This is one example. These are basically domestic channels in the United States for emigre audience. We have MTV Desi which is for South Asians. MTV Chi which is for American and Chinese-American audience. We also have services that will be launched soon for the Russian emigre audience and Korean audience. We are looking at a lot of channels that we have in development, particularly channels that would work in sort of what we call the 45 to 60-year-old; sort of the front half of the baby boomer market that are around the lifestyle area.

That is something we are actively looking at; not just for linear channels, but also for channels who have big VOD applications. I don't think there is some big killer idea out there that no one's done before but there is a lot of things that you can do if you have the scale around the margins that you can sort of add to your portfolio. We now got 111 networks. We just launched a new brand in Japan called FLUX that is the purpose is to create and distribute content in the wireless world, which is as you know a very advanced wireless marketplace. And it's off to a fantastic start. We have the Music Factory in the UK which is on digital terrestrial television, that's doing wonderfully for us. We can make and launch these things at very low marginal cost.

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 Anthony Noto  - Goldman Sachs - Analyst

 I want to transition to the film and home video business. Brad Gray has been the CEO for almost half a year. Has the company really defined its strategy in developing a film slate and specifically in regards to a number of films per year, the mix of the types of films? Whether they are big budget films or specialty low cost films? And what is your approach, last year you were kind of slow waiting through that perspective? Have you solidified it?

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 Tom Freston  - Viacom - Co-President, Co-COO

It takes a long time to turn around a movie studio and I will say Brad Grey has in his six months -- he's done I think -- he is off to a great start. He has such a great tone for the studio. He is while he has never run a movie studio before, very much an insider in Hollywood and great talent, relations abilities and he has brought in a great management team with Gail Berman from Fox, Rob Moore who worked the revolution at Sony. And he has elevated Tom Leskinski, who I think is one of the premier home entertainment executives in the business today. And while the strategy isn't fully mapped out or in place, I think we kind of have the wind at our backs for a couple of reasons. We just had the best summer we've ever had in Paramount's history, led by a couple of big blockbuster pictures but also some smaller successes.

We've put together an idea I think creatively -- we've made the studio a place where it was sort down on the bottom of the list in Hollywood as a place people would want to bring projects for a bunch of reasons, and I think we have corrected those. We've been able to put in place first with development deals with Brad Pitt's Plan B Company with John Singleton who just produced the "Four Brothers" for us is a very adept producer and director. And I think we've got a slate that is coming up involving people like Oliver Stone, other -- we've got a very exciting project of our slate of movies that is pretty much a balance between your tentpole pictures, which we're still going to be in the business of like "War of the Worlds", "Mission: Impossible 3," currently in production. And increased focus on specialty films, which is an area that Paramount was pretty much left out of entirely which is a great way to start connections with new talent, relationships with new talent. And you can just look at the "March of the Penguins" and some of these movies that cost very little and do very well.

We had "Hustle & Flow" this summer, which we think was a critical hit and we've made money on that. So that is an area of increased emphasis. We are moving towards a model of creating movie labels for MTV and Nickelodeon and BET. Now MTV and Nickelodeon have been production companies at Paramount. They've made movies -- about 30 movies now that have been among the most profitable ones that Paramount has put out in the last five or ten years and we want to move those production companies into labels that would we think would give us great marketing advantage, talent relationship advantage, and we are also very actively making Paramount an international company; largely it had been a domestic company, worked with Universal through UIP. Many of you probably saw the announcement a couple of weeks ago that UIP beginning in '07 was going to sort of begin to deconstruct in a sense. And we would sort of take direct control over distributing our own movies in a lot of key foreign territories. That's very exciting for me.

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 Anthony Noto  - Goldman Sachs - Analyst

You mentioned before, Tom, that the profitability of Paramount is not where it was several years ago. This year obviously since the successful box office films that we talked about, when do you think and maybe that is a possibility to attract the talent again to regain the momentum in the label. When do you start to see the improvement in the profitability from this reinvestment and focus?

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 Tom Freston  - Viacom - Co-President, Co-COO

I am looking at improved profitability every year. This year's going to be better than last year, and we are betting that '06 is going to be better than '05 and so forth. You never know in the movie business. I mean a lot of it is driven by, obviously what 14 to 16 major titles we put out there which was sort of a range we are still in plus this specialty area. But we feel good about some of the pics we have made. We think that for one thing 60% of your revenue these days comes out of the DVD marketplace. And Paramount did not believe in the DVD, which is hard to believe. But we are the beneficiaries of that in a sense because we are sort of last to market, so we still haven't released half of our film library and in a DVD library business which is a very big, important and growing part of the business. And we are a leader with the size of our library; we've only released about 10% of that. So we think that we've got good growth, growth prospects in terms of just library sales from the DVD business.

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 Anthony Noto  - Goldman Sachs - Analyst

With your comment that 60% of the revenue comes from DVD's, it leads me to believe that the bulk of your profits comes from DVD's. Is that a fair statement?

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 Tom Freston  - Viacom - Co-President, Co-COO

Yeah, that is a high margin business, a lovely business.

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 Anthony Noto  - Goldman Sachs - Analyst

Given all the activity and chatter around the issues in the DVD market I think Paramount has really benefited from Tom when we were out there, I think there is a number of 230 DVDs being released by Paramount and both in theatrical and television. So there is a pretty big bump in the DVD business there. As you go into 2006 it sounds like 2005 really benefited from that profitability. How does that profile change? Will you launch that many -- release that many?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Yeah, well, they're planning on launching that many and more. We've got the depth in library; we are also looking at -- the product that we released was also released at higher price points than any of our other competitors as an opportunity to come back in. Either remarketing things at lower price points and driving more volume or taking things like "Titanic", which we are doing and having sort of a special edition with all kinds of new special features, which has been a very successful tactic used by most of the other studios and we have not really done yet with most of our library. So we're looking at several years of good, solid growth out of the DVD business vis-a-vis our competition. We see it as a business where we are really going to be increasing share over time. And we have seen significant increases in share this year in terms of both the regular DVD business and the TV DVD business where we are now like number two.

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 Anthony Noto  - Goldman Sachs - Analyst

Right. You had mentioned specialty films. Does that require you going out and buying a studio or is that something you can do internally?

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 Tom Freston  - Viacom - Co-President, Co-COO

We looked at a couple of studios -- there's not that many to buy first of all. But they didn't seem -- they were very expensive; good businesses, very expensive and we think we've got the infrastructure. It is really a question of I think the build versus buy scenario works a lot better for us. So our sense is that we can do a lot better just by investing money more. We've got a distribution system. We have Paramount Classics in place now. And we think by making better choices, budgeting it more aggressively, allowing them to engage in original productions and not just sort of last-minute or foreign acquisitions, we can build a very good business and compete very effectively.

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 Anthony Noto  - Goldman Sachs - Analyst

Let me run through some investor questions here in our last five minutes. The question is given your multiplatform strategy and strong growth prospects in mobile, are you considering launching a private-label mobile service to key demographics like ESPN and Disney are doing, basically in MVNO?

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 Tom Freston  - Viacom - Co-President, Co-COO

You know, it's a good business, the MVNO business. Our strategy is pretty much to partner with people who are already in that business. We've had a great partnership domestically with Virgin. We are in business with Verizon so we are probably not going to be in the MVNO business directly, no.

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 Anthony Noto  - Goldman Sachs - Analyst

Can you provide an update on China? The Government obviously has been cracking down on cable and satellite broadcasting. Is there an opportunity there? And what is the current state of being able to increase your growth given this?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

We still feel good about China. We've been in China for twelve years. We have, I think, in many ways, a lot more than many of our competitors do. We have the only global brand, 24 hours a day with MTV that operates in China. We've got a very big syndication business that goes into like over 130 million households. We've got a joint venture with Shanghai Media Group for Nickelodeon that is called HAHA Nick that is off to a good start. We do a lot of production. We just did a huge Nickelodeon Kids choice as a co-production with CCTV. So we've got a lot going on there. We make money in China now. You know, in China it's always been a slow, gradual game. Regulations tend to change. We've kind of bobbed and weaved along with it all. We are in for the long haul. We have solid relationships with the type of government people I think that we need to have.

And, you know, it's difficult to say what happens next in China. When you talk about a crackdown its not like a bunch of people ran out and like took everybody off the TV screen and herded them away. There's a lot of people still in business and doing business and I think prospects in China are solid. And it's one of our -- if I look at all of the markets we operate in -- we are in like 160 countries, If I nail like the top eight, China is certainly one of those.

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 Anthony Noto  - Goldman Sachs - Analyst

A question from an investor, Lifestyle Network, is there reason to partner with a distributor like Comcast to launch this? Why give up the economics?

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 Tom Freston  - Viacom - Co-President, Co-COO

Well, we have a lot of things in development as I said for VOD and for linear networks. And we're talking to all kinds of people about that, people who might be program creators, distributors and what not. Historically we have been in joint ventures a lot. We are in a joint venture now with Sky in the UK. We have been for a longtime with Nickelodeon. We've got joint ventures for MTV, for VH1 in countries like Brazil and Korea and Japan and Russia. So we've been and are in partnerships with a variety of people. We were once partners with Time Warner with Comedy Central. We ended up taking that partnership out. Usually that is the way these partnerships ends up with one person buying out the other person. So I wouldn't rule out us doing business if it made sense with either a program supplier or a distributor in the future.

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 Anthony Noto  - Goldman Sachs - Analyst

Is the rationale just there is less capital at risk so - and you're ....?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Less capital at risk -- it isn't so much the capital risk. You get some kind of strategic advantage from it. I mean we have the money, basically, but in many cases it looks like it would be a better business proposition to have a partner because they're going to give you something you can't necessarily get so fast somewhere else.

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Unidentified Speaker

The next question Anthony mentioned that MTV is creating a reality program, IMU for Yahoo. This reminds us of what Warner Brothers did for NBC and etc. Is this a big opportunity and how do the economics work in creating online shows for other companies?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, this is, you know, Yahoo and MSN they are just really getting in this business. And I suspect this is going to be a good business. And one of the big applications they're going to have -- it is not like they are going around asking people to make half hour shows yet. I mean they are looking for short form products. We're kind of good at that. We can take, we can take things on Comedy Central and slice them up into small pieces or create specifically for that. So I think it will be a growing piece of our business. We are well positioned to do it. We are in discussions with these companies to do it now.

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 Anthony Noto  - Goldman Sachs - Analyst

There is a question about when you discussed the breakup of the Company and whether or not Sumner will retain voting rights and how you and Les felt about the impact that would have on shareholder value. And whether or not you can provide a perspective on whether voting rights were discussed as potentially going away.

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well it wasn't discussed for very long. Sumner has full intention of keeping his position in both of these companies. And you know, I think he has done a good job. So this is something he is very excited about the split of the Company. He really sees this move as being an innovative move. And it is going to be a successful one. And he sees this as a great way for his, his investment to improve in value.

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 Anthony Noto  - Goldman Sachs - Analyst

Tom, thank you. You have definitely built some great assets, and it looks like you are on the cutting edge in trying to get them to the next platform through Internet and mobile. So thank you.

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

 Thank you, Anthony.


[applause]